October 14, 2010	Jenner & Block LLP 353 N. Clark Street Chicago, IL 60654-3456 Tel 312-222-9350 www.jenner.com	Chicago Los Angeles New York Washington, DC

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Max A. Webb
Justin T. Dobbie
J. Nolan McWilliams
Juan Migone
David R. Humphrey

Re:	General Motors Company
Amendment No. 1 to Registration Statement on Form S-1
Filed September 23, 2010
File No. 333-168919

Ladies and Gentlemen:

On behalf of General Motors Company (the “Company” or “GM”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 1, 2010, relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-168919) filed with the Commission on September 23, 2010.

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For the convenience of the Staff, we are enclosing with this response letter copies of Amendment No. 2 with the relevant new disclosures marked for the Staff’s ease of review.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto. Capitalized terms not defined herein have the meaning given to them in Amendment No. 2.

General

1.	We note your response to prior comment 1. Please file the consent of IHS Global Insight as an exhibit to your next amended registration statement.

The Company respectfully advises the Staff that it has filed the consent of IHS Global Insight as an exhibit to Amendment No. 2.

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2.	We note your response to prior comment 3. Based on your response and on press accounts, it appears that you could extrapolate one possible valuation of your common stock by reference to trading prices of MLC’s debt securities. As such, please explain why you believe that these trading prices would not meaningfully add to the substantial mix of information available to potential investors in this offering. For example, please discuss whether you, the selling stockholders, or the representatives of the underwriters considered or will consider these trading prices in setting the public offering price. We note, in this regard, the response to prior comment 78 that you considered the trading prices of MLC’s debt securities to validate your conclusion in estimating the per share fair value of your common stock.

The Company respectfully advises the Staff that the Company continues to believe that the trading prices of the debt securities of Motors Liquidation Company (“MLC”) would not meaningfully add to the substantial mix of information available to potential investors through the Registration Statement, for the following reasons:

•	MLC has a separate board of directors and executive management team, and MLC’s assets and liabilities are not controlled by the Company.

•

The Company believes that inclusion of MLC debt securities trading price information is not required to comply with: (1) Section 11 of the Securities Act (e.g., it is not required to be included in a Form S-1 registration statement by Item 201 of Regulation S-K); (2) the anti-fraud provisions of the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (3) Rule 408 under the Securities Act; or (4) Rule 12b-20 under the Exchange Act. In this regard, the Company believes that the trading market for MLC debt securities is somewhat analogous to the when-issued trading markets that sometimes develop prior to the completion of spin-off transactions, and the Company notes that the inclusion of such when-issued trading prices is not required (and not included) in registration statements for spin-off transactions.

•

The Company has been advised by the underwriters and their counsel that, as is the case with most companies undergoing initial public offerings, in determining the public offering price for the Company’s common stock, the underwriters expect to base the public offering price on a number of other factors, including the Company’s prospects and the history and prospects of the industry in which the Company competes, an assessment of the Company’s management, the Company’s prospects for future earnings, the general condition of the securities markets at the time of the offering, the recent market prices of, and demand for, publicly traded common stock of generally comparable companies and other similar factors they deem relevant at the time. While the underwriters have advised the Company that they expect to use the trading price of MLC debt securities as one of several references to check the common stock valuation against, the underwriters have also advised the Company that they do not expect to revise the public offering price in response to changes in the trading price of MLC debt securities.

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•	The trading volumes of the MLC debt securities on the over-the-counter market are low to limited.

•

The Company believes that the trading prices of MLC debt securities are derivative of the expected value of the Company’s common stock (and not vice versa), and the Company believes that once the Company sets a pricing range in the preliminary prospectus for the common stock offering, the trading prices of the MLC debt securities will likely trend to prices that reflect the common stock pricing range.

•

While an implicit common stock value may be extrapolated from the trading price of MLC debt securities, doing so involves a number of complex assumptions and adjustments to convert from bond prices to an implied equity value, including assumptions with respect to volatility and the ultimate amount of MLC’s liabilities. These assumptions and adjustments could vary depending on when such calculation is being made and on the approach adopted by the party undertaking such calculation. As a result, such trading prices (and implied common stock valuations) are not material or meaningful and could be confusing to potential investors.

Therefore, the Company believes that disclosure of the trading prices of the MLC debt securities is neither required nor desirable in the Registration Statement.

3.	We note your response to prior comment 4. You disclose on page 6 that the UST’s interests as a government entity may differ from those of your other stockholders. Please revise to explain how its interests may differ. We note, for example, your reference to the government’s goal of promoting companies that can “contribute to economic growth and jobs,” an interest that may not necessarily be aligned with the interests of your other stockholders. We also note the covenant in the UST Credit Agreement regarding manufacturing volume in the United States. Please revise your summary and risk factor disclosure accordingly.

In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 21 of Amendment No. 2.

4.	Consistent with your response to prior comment 4, please disclose that the company cannot identify any significant examples of past actions by the UST as a stockholder of the company after the 363 Sale to influence the company’s business and operations.

In response to the Staff’s comment, the Company has revised its disclosure on page 6 of Amendment No. 2.

5.	If you intend to include additional pictures or graphics, please provide us with mock-ups prior to printing and distribution of the preliminary prospectus. Please also provide accompanying captions, if any. We may have comments after reviewing the materials.

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The Company respectfully advises the Staff that it has revised some of the pictures and graphics in Amendment No. 2. The Company does not currently plan to include any additional pictures or graphics, but if this situation changes, the Company notes the Staff’s comment and will provide the Staff with mock-ups of any additional pictures or graphics as well as any accompanying captions prior to printing and distribution of the preliminary prospectus.

6.	We note the press release issued by the UST on September 17, 2010. Please disclose the UST’s guidance in the prospectus.

In response to the Staff’s comment, the Company has added disclosure beginning on page 245 of Amendment No. 2.

Prospectus Summary, page 1

Our Company, page 1

7.	Please revise to briefly explain what attributes you believe will make your vehicles the “best” in the world.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 40 of Amendment No. 2.

8.	In this regard, please revise to explain the apparent inconsistency between your “vision” of selling “the world’s best vehicles” and the information elsewhere in the prospectus about your declining market share, receipt of exceptional government assistance, the bankruptcy, and the “negative public perception” of your products described on page 14.

The Company respectfully submits that the Company’s vision to design, build and sell the world’s best vehicles is not inconsistent with information elsewhere in the prospectus about Old GM’s declining market share, Old GM’s and the Company’s receipt of exceptional government assistance, Old GM’s bankruptcy and the public perception of the Company’s and Old GM’s products. In particular, the Company notes that the Company’s vision to design, build and sell the world’s vehicles is forward-looking and aspirational in nature, and is therefore distinct from the past problem of declining market share and any ongoing perception issues. The Company believes it has made progress towards achieving its vision, as demonstrated by the fact that all of its recently introduced U.S. models are Consumer Digest Best Buys and that it has won awards in other jurisdictions, as disclosed on page 44 of Amendment No. 2. The Company recognizes that perception issues may still exist with respect to the Company and its vehicles, and the Company believes that the Registration Statement contains appropriate disclosure about such issues, including the risk factor disclosure about “the perception of our company in light of Old GM’s bankruptcy and our status as a recipient of aid under TARP” on page 14 of Amendment No. 2 that was added in response to prior comment 23. Since the Company’s vision and these various risks are not inconsistent, the Company respectfully submits that it believes that the existing disclosure is appropriate and that no changes are necessary in response to the Staff’s comment.

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Our Industry and Market Opportunity, page 2

9.	We note your response to prior comment 6. Please revise your disclosure in the “Market and Industry Data” section on page ii to clarify, if true, that your calculations include 100% of sales by joint ventures.

In response to the Staff’s comment, the Company has revised its disclosure in the “Market and Industry Data” section on page ii of Amendment No. 2.

Our Strategy, page 4

10.	Please tell us what is unique to GM that causes you to state in the summary that your “management team is focused on hiring new and promoting current talented employees . . . .” We believe virtually all organizations have a similar focus.

In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 46 of Amendment No. 2.

Risk Factors, page 14

Our business is highly dependent on sales volume, page 14

11.	Please revise the last sentence of this risk factor, if true, to clarify that it appears that the recovery in vehicle sales may be continuing but at a measurably slower pace.

In response to the Staff’s comment, the Company has revised the risk factor disclosure on page 14 of Amendment No. 2 to clarify that the recovery in vehicle sales in North America is continuing at a slower pace.

Our business plan contemplates that we restructure our operations, page 17

12.	Please revise the heading to include that you intend to fund the Opel restructuring with approximately $1.3 billion in cash. Also, tell us why the need for funds for this purpose is not one of the uses of proceeds for the preferred offering.

In response to the Staff’s comment, the Company has revised the body of the referenced risk factor on page 17 of Amendment No. 2 to include that the Company intends to fund the restructuring of its European operations with approximately $1.3 billion in cash. While the amount of the expected European restructuring funding is now contained within the body of the risk factor, the Company does not believe that disclosure of the precise amount in the heading of the risk factor is necessary or appropriate.

Additionally, the Company respectfully advises the Staff that the Company does not need to raise additional funds in order to complete its European restructuring. At June 30, 2010, the Company had available liquidity of $31.5 billion. Accordingly, the Company intends to fund its European restructuring whether or not the Series B preferred offering is completed. As a result, the Company does not intend for any of the proceeds of the Series B preferred offering to be specifically used for the restructuring of its European operations and therefore has not included such restructuring as a use of proceeds of the Series B preferred offering.

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Our U.S. defined pension plans are currently underfunded, page 18

13.	We note your response to prior comment 39. Please revise the last paragraph of this risk factor to address the risk of a government takeover of your pension plans and the resulting impact on you.

The Company respectfully advises the Staff that the Company does not believe that the risk of a government takeover of the Company’s pension plans presents a material risk to the Company. In particular, the Company notes that at June 30, 2010, the Company had available liquidity of $31.5 billion. Given this liquidity position, the Company believes that the risk of a government takeover of the Company’s pension plans is remote.

The VEBA Note Agreement, the UST Credit Agreement, page 20

14.	We note your response to prior comment 44. Please discuss in the third paragraph on page 21 the impact the enforcement of this covenant may have on you.

In response to the Staff’s comment, the Company has revised its disclosure in the referenced risk factor on page 21 of Amendment No. 2.

Use of Proceeds, page 33

15.	We note your response to prior comment 18. Please quantify each of the uses of proceeds you mention in the last sentence. If you intend to use any material part of the proceeds to discharge indebtedness, set forth the interest rate and maturity of such indebtedness.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has not finalized its plans for the use of proceeds and will update its disclosure, as necessary, to comply with the comment and Item 504 of Regulation S-K prior to printing and distribution of the preliminary prospectus.

Management’s Discussion and Analysis, page 39

Competitive cost structure in GMNA, page 43

16.	We note your response to prior comment 22. Please revise this bullet to disclose the substance of your response to the comment.

In response to the Staff’s comment, the Company has revised its disclosure on page 44 of Amendment No. 2.

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Job Security Programs, page 63

17.	We note your response to prior comment 29. In accordance with your response, please disclose that the program could potentially be reinstated, but management believes that the possibility of reinstatement is remote.

Based on discussions with the Staff, we understand that the Staff’s concern regarding potential reinstatement of the JOBS Program is due to the disclosure in the prospectus that the JOBS Program is “suspended.” The Company respectfully advises the Staff that the term “suspended” is used to remain consistent with the actual language in the agreement with the UAW. The Company believes that the possibility of reinstatement of the JOBS Program is remote and, consequently, respectfully submits that disclosure in the MD&A section of this remote possibility is not required.

Consolidated Results of Operations, page 65

18.	In your response to prior comment 30, you indicate that management does not measure the business by monitoring additional financial statement items other than net sales and EBIT. However, since certain financial statement items represent the costs deducted to arrive at EBIT, it is not clear how management can analyze and monitor EBIT without analyzing and monitoring cost of sales, SG&A and their related components. In particular, we direct your attention to your response to prior comment 22, which indicates that the breakeven point for GMNA is a critical metric that provides an indication of GMNA’s cost structure and operating leverage. Your response also stated that GM and Old GM’s high cost structure in GMNA relative to its revenue resulted in significant losses over a long period of time. In addition, we note the following disclosures:

•	On page 4, you indicate that a primary element of your strategy is to maintain a competitive cost structure.

•	On page 6, you indicate that you want to capitalize on cost structure improvement in GMNA.

•	On page 15, you provide a risk factor indicating your future competitiveness and ability to achieve long-term profitability depends on your ability to control costs.

•

On page 15, you also provide a risk factor indicating that an increase in raw material costs could materially harm your business. You state that freight charges and raw material costs increased significantly and additional substantial increases could reduce your profitability if you cannot recoup increased costs through increased vehicle prices. This disclosure appears to indicate that certain factors, other than volume, have an impact on your results.

•	On page 16, you indicate that many manufacturers have relatively high fixed labor costs as well as significant limitations on their ability to close facilities and reduce fixed costs.

These disclosures only provide a qualitative discussion and do not quantify amounts. Enhanced disclosure on a quantitative and qualitative basis, related to your cost of sales and SG&A, would provide additional information to help investors view your business through

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the eyes of management. In particular, such disclosure should include a qualitative as well as quantitative discussion of fixed versus variable costs from period to period along with a supplemental discussion of raw material costs, labor costs and any other significant costs.

As previously discussed with the Staff, the Company continues to believe that, due to the effect of fresh start reporting, its financial statements and related financial information are not comparable to the financial statements of Old GM that are included in the Registration Statement as the Company’s predecessor (solely for accounting and financial reporting purposes). Accordingly, and as disclosed in the “Effect of Fresh-Start Reporting” section of the MD&A, the Company believes that, with the exception of Total net sales and revenue, the results of the Company are not comparable to those of Old GM, and it would not be appropriate to present a line by line, period by period comparison of the Company’s results with those of Old GM in the Company’s MD&A. It was the Company’s understanding that the Staff concurred with that view as documented in the no action letter issued to Old GM by the Staff on July 9, 2009. Therefore, no such comparison was presented and the Company continues to believe that a period over period analysis comparing Cost of sales and Selling, general and administrative expenses (“SG&A”) of the Company to Old GM would not provide meaningful information to help potential investors understand the Company’s business through the eyes of management.

However, the Company does believe that when it presents comparable periods, a period over period analysis of Cost of sales and SG&A would provide additional information to help potential investors view the Company’s business through the eyes of management, and the Company intends to present such period by period comparison of the Company’s results starting in the three months ended September 30, 2010, comparing the Company’s results for the three months ended September 30, 2010 with the Company’s period from July 10, 2009 to September 30, 2009.

Notwithstanding the lack of comparability between the Company and Old GM, the Company understands that the Staff may have suggestions regarding expanded disclosures within MD&A that would discuss the components of the Company’s Cost of sales and SG&A for the period from July 10, 2009 to December 31, 2009 and for the six months ended June 30, 2010, including its fixed and variable costs and breakeven point. The Company notes the instances in the Staff’s comment letter of September 23, 2010 regarding disclosures in the Company’s filings where cost or breakeven information has been disclosed.

The Company respectfully advises the Staff that, for the reasons discussed below, the Company believes that a significant expansion of those disclosures to include a quantitative discussion of fixed versus variable costs and a supplemental discussion of raw material costs, labor costs and other significant costs would not, in the Company’s view, provide additional meaningful disclosures to potential investors. Specifically, the Company believes that investors should focus on the Company’s business through the eyes of management. The Company continues to believe that the current disclosures achieve that goal.

As can be seen in the reports provided to the Board of Directors and segment managers, the Company’s chief operating decision maker reviews vehicle volume, market share, revenue,

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EBIT and free cash flow, while the segment managers review vehicle volume, market share, revenue, contribution margin, structural costs and EBIT. The MD&A utilizes this data and the U.S. GAAP income statement to determine the effect of changes in volume, product mix, price, warranty adjustments, pension/OPEB adjustments and restructuring charges in addition to a limited number of other factors, including the effect of foreign currency exchange rate changes and unusual or non-recurring items. In summary, the chief operating decision maker and the segment managers do not review detailed information such as an analysis of material and labor costs or the total components of SG&A. Such detailed reviews are performed during the budgeting and planning process, at which point detailed cost forecasts and analyses are developed by line functional managers, and thereafter periodic reports comparing aggregated budget to actual information are provided to segment managers. As demonstrated in the GMNA segment manager report, the preponderance of information is focused on revenue and volume. The Company acknowledges that while cost control and breakeven points are important, the Company believes the most significant factors to changes to revenue and EBIT are annual industry sales volumes (SAARS) and the Company’s market share. It is these factors on which the Company believes investors should concentrate.

Pursuant to Rule 418(b) under the Securities Act, the Company is supplementally furnishing with this response certain reports (as referred to above) prepared by management. The Company hereby requests that these materials be returned to the Company upon completion of the Staff’s review and that, pending such return, these materials be withheld from release. The supplemental materials are not being furnished in electronic format and are not being filed with nor deemed part of the Registration Statement nor any amendment thereto.

The Company acknowledges the bullet points in comment 18, and the Company would like to put into better context certain of its disclosures in the Registration Statement, specifically as they relate to a breakeven point at an industry annual sales volume or other metrics which are discussed in the MD&A. The Company notes the Staff’s bullet points and would like to point out the following:

•

The disclosure on pages 4 and 6 of Amendment No. 2 discusses the restructuring activities undertaken by the Company, the importance of annual U.S industry sales, and the resulting effect of each of those on the Company’s breakeven point, given its current market share. The Company believes going forward annual industry sales and market share will be the largest factors to changes in the Company’s EBIT and profitability. The Company also notes that GMNA management uses breakeven as a metric as opposed to such items as fixed and variable costs, and the Company refers the Staff to the response to comment 19 below in which the breakeven point is discussed. Further, the Company’s disclosures appropriately focus on other important factors, such as strengthening GM’s product portfolio, managing production and inventory levels, and producing vehicles in locations where they will be sold. All factors which are qualitatively important, but do not lend themselves to quantification in any meaningful measure.

•	The referenced risk factor on page 15 of Amendment No. 2 discusses risks concerning the Company’s ability to control costs, and specifically mentions restructuring charges

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in North America and Europe. The Company believes that disclosure of the Company’s restructuring efforts along with the fact that many factors relating to controlling costs are outside of the Company’s control is meaningful to potential investors. Specifically such items as interest rates, labor costs and the ability to close plants, especially when such items are dependent upon future labor negotiations or government involvement, are outside of the Company’s control and are forward-looking events. Again, while these factors warrant qualitative disclosure, their effects on Cost of sales are difficult to quantify and not necessary meaningful to potential investors. Additionally, the Company has provided disclosure of GMNA’s dealer restructuring activities on pages 50 and 55 of Amendment No. 2, GME’s current and planned restructuring activities on pages 47 and 57 of Amendment No. 2 and a quantification of recent charges on pages 70, 74, 75, 77, 89, 90, 91 and 100 of Amendment No. 2. Furthermore, while the GME restructuring activities are ongoing, the focus of the risk factor is the inherent uncertainty surrounding the activities and that a successful restructuring of GME is uncertain.

•

With respect to the fourth bullet in comment 18, the Company advises the Staff that it never intended to imply that factors other than volume could not have an effect on results. The Company believes, however, that the referenced risk factor on page 15 of Amendment No. 2 discusses a risk, of which potential investors should be aware, but which is not a significant factor when compared to volume and SAARS in EBIT. The Company purchases raw materials functionally to ensure optimal pricing and standardization of quality, and allocates raw materials to the various manufacturing facilities based upon expected production requirements. As noted above, segment managers do not regularly review cost of raw materials, and the Company does not believe that an analysis of cost of raw materials would significantly enhance the MD&A or a potential investor’s understanding of the business. The Company does note that raw material costs are a factor in the calculation of breakeven, which is viewed by GMNA segment management. This is disclosed on pages 4 and 44 of Amendment No. 2.

•

The referenced risk factor on page 16 of Amendment No. 2 describes risks primarily related to the pricing of vehicles within the industry, and how the Company and its competitors react to a shrinking market or increased competition. Such conditions frequently lead to the increased use of incentives. The Company believes that the disclosure of the effect of pricing pressure is meaningful to potential investors, and it is a component of a key metric viewed by management, sales mix, which is disclosed and described on pages 70, 74, 88, 89, 91, 97 and 102 of Amendment No. 2.

19.	Your response to prior comment 8 appears to indicate that you review truck and car profitability when arriving at your profitability breakeven point for GMNA. In this regard, please tell us what consideration you gave to disclosing a quantitative discussion of the relative profitability of trucks as compared to cars, and the effect of vehicle mix and the level of sales incentives on your profitability.

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The Company respectfully advises the Staff that in the response to prior comment 8, the Company noted that its variable profit per vehicle in the three months ended June 30, 2010 was approximately $8,000 per vehicle on average for GMNA. That variable profit figure comprehended vehicle mix, country mix, option mix, etc. for the same period. These factors can vary from period to period, which supports the Company’s disclosure of a range for the GMNA breakeven point. For additional perspective, the Company respectfully advises the Staff that it would take a significant shift in consumer preference to materially change the GMNA breakeven point. For example, if there was a shift in demand such that truck market share deteriorated 10 percentage points and car market share increased by 10 percentage points, the breakeven point would increase from a U.S. industry volume of 10.7 million units (as discussed in the response to prior comment 8) to 11.0 million units. Therefore, the Company respectfully submits that it continues to believe that the current disclosure of a GMNA breakeven point with U.S. industry sales of approximately 10.5 to 11.0 million units is appropriate and that no additional disclosure in response to the Staff’s comment is necessary.

Production and Vehicle Sales Volume, page 66

20.	We note your statement that vehicle sales data represents sales from your dealers to the ultimate customer. However, it appears that vehicle sales data also includes fleet sales that are not transacted through your dealers. Please clarify your disclosure in this regard. In addition, please clarify that you do not present fleet sales accounted for as operating leases as sales within your tables when those vehicles are later sold at auction.

In response to the Staff’s comment, the Company has revised its disclosure on page 67 of Amendment No. 2 to clarify that vehicle sales data includes retail and fleet sales. The Company respectfully advises the Staff that fleet sales that are accounted for as operating leases are included in Vehicle Sales at the time of delivery to the daily rental car companies and that Vehicle Sales do not include the same vehicles when later sold at auction.

21.	Please expand the footnotes to the tables on pages 66 and 67 to disclose the amount of production and vehicle sales volume, by segment, attributable to your SGM, SGMW and FAW-GM joint ventures in China as well as your HKJV joint venture in India.

In response to the Staff’s comment, the Company has revised its disclosure, including on pages 67 and 68 of Amendment No. 2.

Executive Compensation, page 192

Long-Term Restricted Stock, page 199

22.	We note your response to prior comment 48. Please explain why these awards have a 2010 grant date rather than a 2009 grant date for purposes of Summary Compensation Table disclosure. Refer to Item 402(c)(2)(v) of Regulation S-K.

The Company respectfully advises the Staff that according to Item 402(a)(6)(iv) of Regulation S-K, “the terms date of grant or grant date refer to the grant date determined for financial statement reporting purposes pursuant to FAS123(R)” (FASB ASC Topic 718). Under ASC 718, one condition to achieve a grant date is that the employer and the employees reach a mutual understanding of the key terms and conditions of a share-based payment award.

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The Company and its employees did not obtain a mutual understanding of the key terms and conditions of the 2009 GMLTIP award until March 2010. Because this understanding was not reached until 2010, the Company is treating the awards as 2010 grants for financial statement reporting purposes under ASC 718, and these grants will be reported as 2010 compensation in the Summary Compensation Table and Grants Table disclosure for Named Executive Officers in the Company’s 2010 Annual Report on Form 10-K.

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Chapter 11 Proceedings and the 363 Sale, page F-11

Preferred Stock, page F-16

23.	We note that you classify the Series A Preferred Stock as temporary equity because the UST currently has the ability to exert control, through its power to vote for the election of your directors, over various matters, which could include compelling you to redeem the Series A Preferred Stock in 2014 or later. We also note that, while you base your decision regarding the balance sheet classification of the Series A Preferred Stock on the UST’s current ability to elect your directors, your decision not to accrete the Series A Preferred Stock to its redemption amount of $9.0 billion is not based on current circumstances but rather on your assessment of the probability of whether the UST will continue to have the ability to elect your directors in 2014. In this regard, please tell us your basis in the accounting literature for having policies based on different underlying reasons with respect to the balance sheet classification and income statement effect of the same security.

24.	Please disclose the specific future event that would cause you to reclassify the Series A Preferred Stock into permanent equity. Also, tell us what consideration you gave to accreting the related discount based on the circumstances that existed at July 10, 2009, and then discontinuing such accretion if and when the Series A Preferred Stock is reclassified into permanent equity.

The Company respectfully advises the Staff that it accounts for the Series A Preferred Stock under the provisions of ASC 480-10-S99-3A, paragraphs 4, 5, 7 and 15. Specifically, paragraphs 4 and 5 require the Series A Preferred Stock to be classified as temporary equity if any event that is outside the Company’s control (regardless of probability) could trigger the security to become redeemable outside the Company’s control. In contrast, ASC 480-10-S99-3A, paragraph 15 requires accretion from the security’s carrying amount to its redemption amount only when it is probable the security will become redeemable outside the Company’s control. While the Company currently believes that it is possible that the Series A Preferred Stock could become redeemable outside the Company’s control on or after December 31, 2014, the Company does not believe that event is currently probable. Each aspect of the Company’s accounting analysis is discussed separately below.

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Policy for Balance Sheet Classification

ASC 480-10-S99-3A paragraphs 4 and 5 (EITF D-98 paragraph 4) state:

Classification

4. ASR 268 requires equity instruments with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity (often referred to as classification in “temporary equity”). The SEC staff does not believe it is appropriate to classify a financial instrument (or host contract) that meets the conditions for temporary equity classification under ASR 268 as a liability.

5. Determining whether an equity instrument is redeemable at the option of the holder or upon the occurrence of an event that is solely within the control of the issuer can be complex. The SEC staff believes that all of the individual facts and circumstances surrounding events that could trigger redemption should be evaluated separately and that the possibility that any triggering event that is not solely within the control of the issuer could occur—without regard to probability—would require the instrument to be classified in temporary equity.

The Company notes that the exercise of the call provision in the Series A Preferred Stock on or after December 31, 2014 (the earliest call date pursuant to the contractual terms of the securities) is at the Company’s option. However, one of the holders, the UST, owns a majority of GM’s common stock and therefore has the ability to exert control, through its power to vote for the election of directors, over various matters. Paragraph 7 of ASC 480-10-S99-3A specifically addresses this situation as follows:

7. Example 2. A preferred security that is not required to be classified as a liability under other applicable GAAP may have a redemption provision that states it may be called by the issuer upon an affirmative vote by the majority of its board of directors. While some might view the decision to call the security as an event that is within the control of the company because the governance structure of the company is vested with the power to avoid redemption, if the preferred security holders control a majority of the votes of the board of directors through direct representation on the board of directors or through other rights, the preferred security is redeemable at the option of the holder and classification in temporary equity is required. In other words, any provision that requires approval by the board of directors cannot be assumed to be within the control of the issuer. All of the relevant facts and circumstances should be considered.

Accordingly, the Company evaluated the potential that the holders of Series A Preferred Stock might have the ability to exert control, through their power to vote for the election of directors as the holders of a majority of the Company’s common stock, over a Company decision to call (i.e., redeem) the Series A Preferred Stock, recognizing that the earliest call date does not occur until December 31, 2014. Because the holders of the Series A Preferred Stock currently have the ability to exert control, and it is possible (although not probable) that they will continue to have such ability at December 31, 2014, the Company concluded that temporary equity classification is required.

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The Company notes the Staff’s observation that, based upon the Company’s current disclosure, it appears the Company’s conclusion regarding the balance sheet classification is based on the UST’s current ability to elect directors (as opposed to a consideration of possible future circumstances). The Company respectfully advises the Staff that its balance sheet classification is in fact based on a consideration of possible future circumstances. As the Series A Preferred Stock is not yet callable, the fact that the holders currently own a majority of GM’s common stock and therefore have the ability to exert control is not, in and of itself, the reason the Company is required to classify the Series A Preferred Stock as temporary equity. If, for example, there were an agreement in place under which it was certain that the holders of the Series A Preferred Stock would lose their ability to exert control prior to December 31, 2014, the condition in paragraph 7 of ASC 480-10-S99-3A would not be met, and the Company would classify the Series A Preferred Stock as permanent equity notwithstanding the current ability of the holders of the Series A Preferred Stock to exert control. Temporary equity classification is only required because it is possible (although not probable) that the holders will continue to have such ability at December 31, 2014. In that regard, the Company’s determination of balance sheet classification is based upon possible future circumstances (i.e., the potential that the ability to exert control through 2014 will persist), even though such circumstances are not probable. The Company has clarified its disclosure on pages 53, 54, 118 and F-16 of Amendment No. 2 accordingly.

Policy for Accretion

With respect to accretion, ASC 480-10-S99-3A includes the following guidance:

14. If an equity instrument subject to ASR 268 is currently redeemable (for example, at the option of the holder), it should be adjusted to its maximum redemption amount at the balance sheet date. If the maximum redemption amount is contingent on an index or other similar variable (for example, the fair value of the equity instrument at the redemption date or a measure based on historical EBITDA), the amount presented in temporary equity should be calculated based on the conditions that exist as of the balance sheet date (for example, the current fair value of the equity instrument or the most recent EBITDA measure). The redemption amount at each balance sheet date should also include amounts representing dividends not currently declared or paid but which will be payable under the redemption features or for which ultimate payment is not solely within the control of the registrant (for example, dividends that will be payable out of future earnings).

15. If an equity instrument subject to ASR 268 is not currently redeemable (for example, a contingency has not been met), subsequent adjustment of the amount presented in temporary equity is unnecessary if it is not probable that the instrument will become redeemable. If it is probable that the equity instrument will become redeemable (for example, when the redemption depends solely on the passage of time), the SEC staff will not object to either of the following measurement methods provided the method is applied consistently.

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a. Accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument using an appropriate methodology, usually the interest method. Changes in the redemption value are considered to be changes in accounting estimates.

b. Recognize changes in the redemption value (for example, fair value) immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the instrument.

Based on the fact that the earliest call date of the Series A Preferred Stock is not until December 31, 2014, the Company concluded that the security is not currently redeemable.

The Company next considered whether it is probable that the security will become redeemable. The above excerpt from ASC 480-10-S99-3A indicates that one example of a situation in which it is probable that a security will become redeemable is “when the redemption depends solely on the passage of time.” The Company recognizes that, as the UST currently has the ability to exert control, absent intervening events, the security would become redeemable outside the Company’s control. Accordingly, the Company considered one view under which it should assume that the present condition (the UST’s ability to exert control) would remain unchanged, and therefore the Company would immediately begin accreting the Series A Preferred Stock. The Company also considered a second view under which it would assess the probability of a change in the present condition (the UST’s ability to exert control) and, if it was not probable that the holders would still have the ability to exert control at the earliest call date, accretion would not be recorded. After analyzing the applicable authoritative guidance and the Company’s particular facts and circumstances, the Company ultimately concluded that the second view is most appropriate. The basis for that conclusion follows.

The Company believes that the reference to “passage of time” was intended to refer to a circumstance in which there is no uncertainty as to the ability of the holder to elect redemption of a security. That is, the holder can be assured that, by waiting until the earliest redemption date, the holder will have the right to elect redemption. In contrast, when uncertainty exists as to whether the holder will ultimately have the ability to exert control over redemption, the Company believes it was the intent of Topic D-98 to permit an issuer to make a probability assessment as to whether the holder would ever have such ability. The Company notes that there is no statement in Topic D-98, nor any example, where it is indicated that one must assume a present condition remains unchanged, without consideration of intervening events that may occur.

The Company recognizes that the examples of contingent events in ASC 480-10-S99-3A for which probability is assessed (“the fair value of the equity instrument at the redemption date or

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a measure based on historical EBITDA”) are referring to circumstances where an index or metric has not yet been met. However, in concept, the Company does not believe there is any difference between a situation where a condition has not yet been met, but may be met in the future, as compared to a situation where a condition has already been met, but may revert to not being met before the earliest redemption date. Importantly, in both circumstances, there is uncertainty as to whether the holder will ever have the right to demand redemption, and such uncertainty is factored into the assessment of probability. If the condition is already met, there may of course be additional scrutiny as to the assessment of the likelihood that the condition will revert to a status of not being met, but the need to perform such a probability assessment is nevertheless still present (the Company’s probability assessment is included later in this response).

The Company is aware of an analogous situation that illustrates this issue. A security issued by a company with no publicly traded equity securities may become redeemable at a future date if the issuer has not consummated a successful initial public offering by that date. Under one view, one might suggest that the issuer should begin accreting the security because, if the present condition remains unchanged (that is, if the issuer’s equity remains nonpublic), the security will become redeemable. Under an alternative view, one would evaluate the likelihood of the intervening event (that is, a successful initial public offering) prior to the future date on which the security would become redeemable by the holder. So long as the issuer has a basis to conclude that it is at least reasonably possible that an initial public offering will occur prior to the earliest redemption date, under this alternative view, the issuer would conclude that it is not probable that the equity security will become redeemable at the holder’s option. The Company understands that the latter view has in fact been applied in practice, and that this view has been accepted by the Staff.

In reaching a conclusion as to the propriety of performing a probability assessment, the Company also considered the fact that the Company currently has a majority shareholder and evaluated whether this fact would impact the Company’s ability to assess probability. The Company ultimately concluded that this fact did not serve as an impediment to the Company’s ability to assess probability. Significantly, the Company is not relying upon a purely subjective assessment of the intentions of a third party. The actions that the UST will carry out to dispose of its interest are in fact embedded in a combination of (a) a legally binding arrangement (the Stockholders Agreement) and (b) a published policy of the U.S. government (discussed further below).

It is also important to put in context the size of the UST’s Series A Preferred Stock investment relative to the total interests in the Company held by the UST. The UST holds approximately 84 million shares of Series A Preferred Stock, which had a fair value at July 10, 2009 of approximately $1.6 billion. The UST’s investment in the Company’s common stock exceeds this amount by a large multiple. This is not a situation in which a preferred shareholder’s primary investment is the preferred stock itself, and therefore the preferred shareholder would make decisions in isolation with respect to its preferred stock investment. Rather, it is reasonable to conclude, and economically rational, that the UST’s primary motive is to monetize its investment in the Company’s common stock in accordance with the current published policy of the U.S. government. There is no reason to believe (and no economic

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incentive) that the UST would modify or sub-optimize the U.S. government’s disposition policy covering the UST’s significant common stock investment in an effort to manage the potential redemption of its far smaller investment in Series A Preferred Stock. Again, the Company believes that such a consideration is best addressed in a probability assessment.

For the reasons outlined above, the Company believes that the most appropriate interpretation of the guidance in ASC 480-10-S99-3 is that the Company should assess the probability that the holders of the Series A Preferred Stock will have the ability to exert control over the Company at the earliest call date. The Company’s probability assessment follows.

Probability Assessment

After concluding that it is appropriate to consider probability, the Company performed a thorough probability assessment. The Company concluded that, as of July 10, 2009 and at each subsequent balance sheet date, it was not probable that the UST (along with the other holders of Series A Preferred Stock) will continue to have the ability to exert such control through December 31, 2014, which is the earliest date the Company’s option to call the Series A Preferred Stock becomes exercisable. The Company notes that, as long as it is reasonably possible that the holders of the Series A Preferred Stock, as a class, will drop below majority ownership of the Company’s common stock (through direct dispositions and other dilutive events) by December 31, 2014, one can conclude that it is not probable that the securities will ever become redeemable outside the Company’s control. In reaching the conclusion that it is reasonably possible that the Series A Preferred holders will drop below majority ownership of the Company’s common stock prior to December 31, 2014, the Company considered the following factors:

•

The UST has a contractual obligation to use its best efforts to reduce its holdings. Section 3.1 of the original Stockholders Agreement, dated as of July 10, 2009 provides that the UST and Canada Holdings shall use their reasonable best efforts to exercise their demand registration rights under the Equity Registration Rights Agreement and cause an IPO (as defined in the original Stockholders Agreement) to occur by July 10, 2010, unless GM was already taking steps and proceeding with reasonable diligence to effect such an IPO. The original Stockholders Agreement was superseded by the Stockholders Agreement, dated as of October 15, 2009, which was entered into as part of the holding company reorganization and includes the same obligations under Section 3.1. The Company respectfully advises the Staff that, at this time, the Company anticipates this offering will reduce the UST’s common stock ownership percentage to less than 50%. Although the Company recognizes that public offerings may be initiated and later deferred as a result of market conditions or other factors, the Company believes that there is compelling evidence that the holders of Series A Preferred Stock will use their best efforts to execute an offering as quickly as possible for a variety of contractual, economic and political reasons. The long period available (July 9, 2009 through December 31, 2014) in which to effectuate such an offering provides further evidence for the Company’s “reasonably possible” assessment, as one would expect windows of positive market conditions during such a lengthy period.

Securities and Exchange Commission

•

In the response to prior comment 4, the Company made reference to a document posted on the White House’s website stating that, pursuant to the current policy of the U.S. government, “the Government has no desire to own equity stakes in companies any longer than necessary, and will seek to dispose of its ownership interest as soon as practicable.” The Company believes that it is a fundamental premise of applying U.S. GAAP that current laws, regulations and government policies are presumed to remain in effect. Further, the long period between July 10, 2009 and December 31, 2014 provides ample time for the U.S. government to carry out this stated policy. This offering provides additional confirming evidence of the Company’s assessment of likelihood.

•

In addition, numerous other circumstances are likely to occur in the lengthy period prior to December 31, 2014 that will continue to dilute the common stock ownership interest of the holders of Series A Preferred Stock. These circumstances could include, among other possible dilutive activities, the granting and vesting of stock awards to employees, the issuance of additional common shares pursuant to the terms of the Series B preferred stock to be issued in this offering and a possible stock contribution to the Company’s pension plans.

•

As part of the Second Amended and Restated Secured Credit Agreement dated as of August 12, 2009, as amended (the “UST Credit Agreement”), the Company has agreed to use its commercially reasonable best efforts to achieve certain manufacturing volume levels (the “Volumes”) in the United States for the years 2010-2014 (the “Vitality Commitment”). As part of the Company’s probability assessment, the Company considered whether it would achieve the Volumes and concluded, based on its forecasts at each balance sheet date, that it would achieve or exceed the Volumes. The Vitality Commitment expires on the later of December 31, 2014 and the date on which all of its loans from the UST have been repaid (currently December 31, 2014 as the UST loans have been repaid). The Vitality Commitment would terminate even earlier than December 31, 2014 if before that date, the UST receives total proceeds from debt repayments, dividends, interest, preferred stock redemptions and common stock sales equal to the total dollar amount of all UST invested capital. The Company has regularly certified to the UST that it has complied with the Vitality Commitment and expects to continue to comply with it through its expiration. Based on the terms of the UST Credit Agreement, the Company’s failure to comply with the Vitality Commitment would result in the UST being able to seek specific performance of the Vitality Commitment and the appointment of a court appointed monitor to ensure compliance with the Vitality Commitment, but would not provide for any incremental rights or abilities to exert control over the Company that are not present at the time the Company failed to comply with the Vitality Commitment.

Based upon a thorough evaluation of these facts and circumstances, including the contractual provisions in the Company’s Stockholders Agreement, the announced policy of the U.S. government and developments that have occurred subsequent to July 9, 2009 (including this offering), the Company continues to conclude that it is not probable that the Series A Preferred Stock will ever become redeemable outside the Company’s control. Therefore, the Company concluded that accretion is unnecessary.

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Current Developments

During the three months ended September 30, 2010, the Company began discussions with the UST to purchase the Series A Preferred Stock currently held by the UST. A contingent agreement, subject to the closing of a revolving credit facility, the closing of this offering of common stock and the execution of final documentation, has been reached to purchase these shares from the UST that will be disclosed prior to marketing of the common stock and Series B preferred stock registered in the Registration Statement. Therefore, the Company intends to include the following disclosures in a future amendment to the Registration Statement:

•

Pro forma effects on the face of the Unaudited Condensed Consolidated Statement of Operations for the Six Months Ended June 30, 2010 (Successor) and the Condensed Consolidated Balance Sheet at June 30, 2010 (Successor) with appropriate footnote and MD&A disclosure of the agreement to purchase the $2.1 billion face amount of Series A Preferred Stock held by the UST.

•	Pro forma effects in the Capitalization table of the purchase of the $2.1 billion face amount of Series A Preferred Stock held by the UST.

•

Disclosure of the amount of the potential future charge to earnings available to common stockholders related to the difference between the carrying amount and the face amount of Series A Preferred Stock currently held by parties other than the UST that would be recorded in the event the Company elects to exercise its call right or reaches agreement to purchase those shares.

The Company intends to include similar pro forma and other disclosures in its Form 10-Q filing for the quarterly period ended September 30, 2010.

Disclosures Included in Amendment No. 2

In response to the Staff’s comments, the Company has determined that enhancements to its disclosures would increase the transparency of the Company’s accounting policy and the related financial statement effects. The Company has revised its disclosure on pages 53, 54, 118 and F-16 of Amendment No. 2 to: (a) provide additional clarification on the specific future event that would cause the Company to reclassify the Series A Preferred Stock into permanent equity; (b) clarify the basis for presenting the Series A Preferred Stock in mezzanine equity; and (c) disclose the reduction to earnings available to common stockholders that would be recorded if the Series A Preferred Stock is ultimately redeemed.

Note 10. Equity in Net Assets of Nonconsolidated Affiliates, page F-52

Transactions with Nonconsolidated Affiliates, page F-56

25.	Based on your response to prior comment 65, please tell us what consideration you gave to presenting purchases of component parts and vehicles as inventory purchases, and indicating that such amounts are later charged to cost of sales when the related vehicles or parts are sold.

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The Company respectfully advises the Staff that in applying the disclosure requirements of ASC 850-10-50 the Company discloses the nature of the transactions with nonconsolidated affiliates and their effects on the financial statements that the Company believes are necessary to understand its financial statements. The Company does not believe that disclosing the amount of purchases during a given period would enhance a potential investor’s ability to understand its financial statements. Because purchased component parts and vehicles flow through Cost of sales and the Company’s finished product inventory turned approximately every ten days in the six months ended June 30, 2010, the amount of purchases is highly correlated to the amount included within Cost of sales.

Note 19. Pensions and Other Postretirement Plans, page F-77

26.	In light of your response to prior comment 42, please tell us how your current presentation complies with each of the disclosure requirement set forth in ASC 820-10-50-6A (a) through (h). Please note that, as indicated at the beginning of ASC 820-10-50-6A, these disclosure requirements apply regardless of whether the practical expedient approach in ASC 920-10-35-59 has been applied.

The Company respectfully advises the Staff that it measures its plan assets at fair value in accordance with the provisions of ASC 820, including the practical expedient as discussed in ASU 2009-12, as ASC 820-10-15-1 provides that its guidance applies to all entities, transactions and instruments under other Subtopics that require or permit fair value measurements.

However, the Company did not provide disclosures that would fulfill the requirements set forth in ASC 820-10-50-6A (a) through (h) because it believes that the disclosure provisions of ASC 820 and ASU 2009-12 are not applicable to an employer’s disclosures about pension and other postretirement benefit plan assets. Instead, the Company believes that ASC 715, Compensation-Retirement Benefits, sets forth the applicable disclosure requirements related to benefit plan assets, and the Company believes its existing disclosures comply with such requirements. The Company’s conclusion is based upon the following excerpts from ASC 820 and FSP FAS 132(R)-1:

ASC 820-10-50-10

“Plan assets of a defined benefit pension or other postretirement plan that are accounted for under Topic 715 are not subject to the disclosure requirements in paragraphs 820-10-50-1 through 50-9. Instead, the disclosures required in paragraphs 715-20-50-1(d)(iv) and 715-20-50-5(c)(iv) shall apply for fair value measurements of plan assets of a defined benefit pension or other postretirement plan.”

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Paragraph 4 of FSP FAS 132(R)-1

“At its November 2007 meeting, the Board broadened the scope of the project to consider requiring employers to disclose information about fair value measurements of plan assets that would be similar to the disclosures about fair value measurements required by FASB Statement No. 157, Fair Value Measurements. The Board reached this decision after concluding that disclosures about fair value measurements of plan assets are not within the scope of the disclosure requirements of Statement 157.”

27.	With respect to valuing plan assets using a method other than net asset value, when assumptions used to arrive at the fair value of these plan assets involve significant subjectivity, please disclose the nature of the inputs used to arrive at the fair value of such assets, including those assumptions subject to volatility or change, along with a corresponding sensitivity analysis, in your discussion of critical accounting policies within MD&A, as appropriate.

The Company respectfully advises the Staff that approximately $5.0 billion of its Level 3 investments as of December 31, 2009 were priced at an amount other than net asset value (“NAV”), including approximately $1.8 billion of corporate debt securities, $1.6 billion of government and agency debt securities and $1.5 billion of non-agency mortgage and asset-based securities. The Company performed a sensitivity analysis on these Level 3 investments through the use of dual-source pricing data and analytics and believes that the reported amounts reflect fair value within a range of plus or minus $150 million. The Company believes that this low level of potential sensitivity does not require disclosure within MD&A under critical accounting policies because any change would not have a material effect on its reported financial information, particularly given that a change in fair value estimate would only affect balance sheet presentation in the near-term.

In the future, to the extent management believes that the potential sensitivity in the fair value of its Level 3 investments is material, the Company would include appropriate disclosure in its Registration Statement and other required filings with the Commission.

28.	To ensure that your investors obtain an understanding of how management determined that an 8.5% expected rate of return remains appropriate, please consider revising your filing to include disclosures similar to that provided in your response to prior comment 67.

In response to the Staff’s comment, the Company has revised its disclosure on page F-92 of Amendment No. 2.

Note 33. Segment Reporting, page F-161

29.	Please clarify the statement in your response to prior comment 73 that standalone EBIT results for GMNA and GME are not available below the operating segment level in light of the following:

Securities and Exchange Commission

•

Your disclosures on page F-33, which indicate that you test product specific long-lived assets for impairment at the platform level, appear to indicate that you have identifiable cash flows at the platform level.

•	If you do not review profitability at the brand level, tell us how you determined that certain brands should be discontinued.

•

Your response to prior comment 8 indicates that GMNA’s profitability varies depending on multiple factors, including vehicle mix. Furthermore, you indicate that trucks are generally more profitable than cars.

•	Your response to prior comment 32 indicates that certain fleet transactions, particularly daily rentals, are generally less profitable than retail sales.

•	On page 43, you indicate that you have substantially completed the restructuring of GMNA, which has reduced your cost base and improved product line profitability.

To ensure we obtain a better understanding of your reporting structure, also provide us with a sample of the reports that your chief operating decision maker and segment managers regularly review to assess performance and allocate resources.

The Company respectfully advises the Staff that the intent of the response to prior comment 73 was to indicate that because of the integrated nature of the operations within its GMNA and GME segments and the fixed nature of a significant portion of the Company’s costs, financial information by brand, product line or country is not discrete below the operating segment level as the Company manages each segment and allocates resources on a segment-wide basis. For example, the costs associated with the following functional areas are managed on a segment-wide or global basis and are allocated to the cost of each vehicle only for purposes of product line reporting:

•	Engineering is shared among all segments and costs are allocated based on predetermined formulas (aligns prior engineering expense with current vehicles).

•	Powertrains are produced and used in multiple vehicles and platforms.

•

Manufacturing plants and tooling for individual platforms are used to produce nameplates that are sold over multiple brands and countries. Production and capacity planning is also performed on a regional or global basis.

In addition, the acquisition of material is managed globally to optimize price, quality and logistics. While discrete costs related to tooling and raw materials could be accumulated on a platform basis, the remaining costs to produce and sell a vehicle, including the cost of plant and equipment, overhead, corporate and SG&A, are allocated because vehicle production and brand management are not independent. Revenues, sales incentives and marketing are managed on a more disaggregated basis although segment-wide interdependencies do exist.

Likewise, because the Company produces multiple nameplates on a single platform (for example, in GMNA, the Buick Enclave, GMC Acadia and Chevrolet Traverse are all produced on a single platform and in a single assembly plant), no single brand could discretely produce

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its own vehicles and stand on its own. Accordingly, disclosing brand information would be of limited usefulness, and, in fact, runs the risk of being misleading with respect to evaluating the financial results of the Company’s operations.

The reorganization of the Company that occurred in conjunction with the 363 Sale highlights the Company’s views expressed above, as it significantly reduced fixed costs associated with Old GM’s manufacturing operations (e.g., the number of plants) and “legacy” labor costs and allowed for the reduction of certain nameplates and brands.

In determining whether to eliminate certain nameplates and brands, the actual sales volumes associated with the discontinued brands coupled with information about how much a nameplate and/or brand contributed to covering the Company’s fixed costs was used. Brands and nameplates that had lower volumes, such as Saturn, Saab and Pontiac, were targeted for elimination, as their lower sales volumes resulted in a lower return on the Company’s marketing spending and contributed less to covering the Company’s fixed costs associated with these vehicle brands. Eliminating these brands allowed the Company to concentrate its marketing expenditures on its remaining brands and many historic customers of discontinued brands are likely to purchase other GM products. That said, the decision to eliminate these brands was one part of a larger restructuring plan that included the closing of manufacturing facilities, the elimination of dealers and the reduction of the Company’s labor costs and employee base within the GMNA segment. The conclusion to eliminate these nameplates and brands would not have been reached had it not been for the corresponding reduction within GMNA of the segment-wide fixed cost manufacturing base and “legacy” labor costs.

The Company’s product-specific long-lived assets impairment testing performed at the platform level is a discrete analysis prepared solely for accounting purposes. Costs not directly attributable to the platform are excluded to arrive at an estimate of direct costs associated with the platform. The information utilized to perform this assessment is not reviewed by the Company’s chief operating decision maker or its segment managers.

Pursuant to Rule 418(b) under the Securities Act, the Company is supplementally furnishing with this response certain reports prepared by management. The Company hereby requests that these materials be returned to the Company upon completion of the Staff’s review and that, pending such return, these materials be withheld from release. The supplemental materials are not being furnished in electronic format and are not being filed with nor deemed part of the Registration Statement nor any amendment thereto.

The Company respectfully directs the Staff’s attention to the supplementally provided sample reports that the Company’s chief operating decision maker and its segment managers regularly review to assess performance and allocate resources. The sample reports pertain to the June 30, 2010 timeframe. As the Staff will note in the sample reports provided, the Company’s chief operating decision maker reviews vehicle volume, market share, revenue, EBIT and free cash flow information along operating segment lines (GMNA, GME and GMIO). As would be expected, the Company’s segment managers review information on a more detailed basis.

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With respect to GMNA, this information includes: (1) vehicle volume, revenues, market share, EBIT, structural costs and contribution margin for GMNA as a whole; (2) sales volumes, EBIT and contribution margin per vehicle by vehicle/vehicle type and also by brand; and (3) sales volume, revenues and profitably by country (U.S., Canada and Mexico). Contribution margin consists of costs related to material, freight and warranty and is primarily product-specific. Structural costs consist of costs that are fixed and/or semi-fixed (in the short term), such as manufacturing (including depreciation and amortization), engineering, marketing and retiree pension/OPEB costs. Structural costs are reviewed and managed primarily by functional area on a segment-wide basis.

With respect to GME, this information includes vehicle volumes, revenues, EBIT, earnings before taxes (“EBT”) and cash flows, for GME as a whole and vehicle volumes in certain major countries and by brand. The Company notes that the information by vehicle and brand is not, in any way, the focus or preponderance of information included in the segment reports.

Furthermore, the Company points out the profitability and cash flow measures (EBIT, EBT and cash flows) below the segment level (GMNA and GME) presented in the reports discussed above are not the result of the accumulation of “discrete financial information” of a component but rather revenues less vehicle material, freight and warranty costs and the allocation of significant amounts of common costs of the segment to the individual vehicles. These amounts are accumulated by brand and/or geography.

To the extent discrete information is maintained, the Company does not believe disclosing profitability on a per vehicle basis is meaningful as a mix of product offerings (small, medium, and large cars and trucks) must be maintained across the Company’s fleet of vehicles to support its overall operations and segment profitability and to meet regulatory requirements such as Corporate Average Fuel Economy (“CAFE”) regulations. In this regard, the Company notes that not all vehicles within a segment are individually profitable on a fully allocated cost basis, but those vehicles are nevertheless needed in the Company’s product mix in order to attract customers to dealer showrooms and to maintain the sales volumes for other, more profitable vehicles.

The Company respectfully submits that the fact that operating information (revenue and expense) exists at a level below the operating segment does not indicate the existence of a reporting unit under U.S. GAAP, as such a “component” might be a product line or brand that is not a business itself (and therefore does not meet the U.S. GAAP definition of a reporting unit). The Company further believes that for a reporting unit to exist and to have “discrete financial information” that financial information must clearly be distinguished, operationally and for financial reporting purposes, from the rest of the segment and that all other U.S. GAAP requirements to be considered a reporting unit must be present. As such, because of the integrated nature of the operations within the Company’s GMNA and GME segments and the fixed nature of a significant portion of the Company’s costs, financial information by brand or country is not discrete below the operating segment level. For these reasons, the Company does not believe that it has reporting units in GMNA or GME below the operating segment level, and the Company’s segment information aligns with the information the chief operating decision maker regularly reviews to assess performance and allocate resources.

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Unaudited Condensed Consolidated Interim Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 22. Earnings (Loss) Per Share, page F-224

30.	In your response to prior comment 78, you indicate that trading prices of MLC’s debt securities between December 31, 2009 and June 30, 2010 did not suggest any significant market movement or trend on GM’s perceived common stock value. Please provide us with more information in this regard. Specifically, tell us GM’s perceived common stock value implied by the trading prices of MLC’s debt securities during the first six months of 2010. In addition, please include your underlying calculations in your response.

Pursuant to Rule 418(b) under the Securities Act, the Company is supplementally furnishing with this response certain information regarding the trading prices of MLC’s debt securities. The Company hereby requests that these materials be returned to the Company upon completion of the Staff’s review and that, pending such return, these materials be withheld from release. The supplemental materials are not being furnished in electronic format and are not being filed with nor deemed part of the Registration Statement nor any amendment thereto.

As requested, the Company has supplementally provided the Staff certain graphs depicting the trading prices of MLC’s debt securities and estimates of the implied value of GM’s common stock based on those trading prices. These graphs and estimates result from calculations carried out by certain financial institutions using data, analysis and assumptions provided to them by the Company. The graphs and estimates were provided to the Company by those financial institutions for informational and discussion purposes only, and not for the purpose of providing tax, accounting, actuarial, legal or any other advice or recommendation, including with respect to executive compensation.

The Company continues to believe that its own estimates of the Company’s common stock values at December 31, 2009 and through June 30, 2010 are the best estimates of the fair values of the Company common stock for those dates, as further discussed below. Accordingly, the Company continues to believe the stock prices used for financial reporting purposes in its historical financial statements are appropriate.

The Company’s estimated per share value for its common stock at July 10, 2009 was $39.72 based on a discounted cash flow methodology compared to a $40.71 implied per share value based on the trading prices of MLC’s debt securities. The key inputs into the Company’s discounted cash flow calculation included the Company’s forecasted cash flow and a discount rate reflecting the Company’s weighted average cost of capital (“WACC”). The forecasted cash flows were dependent on the Company’s assumptions regarding industry volumes, market share and cost structure. The WACC assumed various factors including bond yields, risk premiums, tax rates and cost of capital.

At December 31, 2009, the Company performed a detailed valuation analysis similar to the one that was performed at July 10, 2009, but this December 31, 2009 valuation was now based on the Company’s detailed business plan approved by its Board of Directors. Based on this

Securities and Exchange Commission

analysis, the Company determined that the value of GM’s common stock was $56.40 per share compared to an implied $77.13 per share based on the trading prices of MLC’s debt securities. At the time the Company prepared the December 31, 2009 annual financial statements, the Company evaluated whether the implied share price was a reliable proxy for GM’s common stock price. After considering all information, the Company determined that the implied share price from the trading prices of MLC’s debt securities was not a reliable indicator of the Company’s common stock price at December 31, 2009. The factors the Company considered in making this determination included: (a) lack of publicly available financial information regarding the Company, including the fact that no U.S. GAAP financial statements for any period after July 10, 2009 were released until April 7, 2010; (b) the imprecise nature of the derived estimate, as the ultimate number of shares a bondholder will be entitled to receive was unknown and still remains contingent on determination of the general unsecured claims allowed against MLC; (c) the low to limited trading volume of MLC debt securities on the over-the-counter market; and (d) disclaimers by the third party that calculated the implied stock price as to any use of the data for financial reporting or other purposes due to, among other things, the underlying assumptions that need to be made to estimate an implied equity value. The Company also considered the fact that trading in other MLC securities had exhibited anomalous behavior, as the trading price of MLC’s common shares reflected trades significantly in excess of the apparent fair value of those shares. As the Staff may recall, Old GM filed a Current Report on Form 8-K on July 1, 2009 that reminded its investors of Old GM’s strong belief that there will be no value for the holders of MLC’s common stock in the bankruptcy proceedings. Accordingly, the Company remained concerned whether there was significant information in the market to appropriately price MLC’s securities. For these reasons, through June 30, 2010, the Company remained skeptical of speculative prices for MLC’s securities.

When evaluating the June 30, 2010 common stock share value, the Company focused on whether there would be any changes to the inputs that were utilized for the December 31, 2009 detailed valuation analysis that would result in a different valuation if the valuation was updated to June 30, 2010. At June 30, 2010, the Company reviewed the December 2009 forecast and projections in light of the global economic conditions, industry conditions and actual sales and market share data for the six months ended June 30, 2010. Ultimately, the Company concluded that these forecasts, projections and assumptions remained consistent at June 30, 2010 with the prior forecasts utilized in the December 31, 2009 valuation. It should be noted that the Company’s Board of Directors had not approved any revised projections subsequent to December 31, 2009. At June 30, 2010, the Company also assessed whether the WACC utilized at December 31, 2009 would still be appropriate. After considering the Company’s implied credit rating, an appropriate specific risk premium and the economic conditions (including bond yield curves) at June 30, 2010, the Company concluded that the WACC that was used at December 31, 2009 continued to be appropriate. Accordingly, since the Company determined that the projections and the WACC remained consistent at June 30, 2010 compared to December 31, 2009, the Company concluded that the December 31, 2009 per share value of its common stock was a reasonable estimate of the common stock share price at June 30, 2010.

Securities and Exchange Commission

When analyzing GM’s common stock price to utilize for financial reporting purposes at June 30, 2010, the Company did in fact also consider changes in the trading prices of MLC’s debt securities during the period to confirm the Company’s belief that there were no significant changes in value between December 31, 2009 and June 30, 2010. However, for the reasons outlined above, the Company’s consideration of the trading prices of MLC’s debt securities was only one data point in the overall assessment, and such consideration was in fact limited to evaluating whether a fundamental shift in trading prices of MLC’s debt securities may be an indicator of a significant movement in the value of the Company’s common stock that would warrant further evaluation (i.e., reconsideration of whether the inputs used in the Company’s valuation model would change significantly). The Company did not examine or utilize calculations regarding the implied stock price from the trading prices of MLC’s debt securities when forming its conclusion. Rather, the Company focused on volatility in the trading prices of MLC’s debt securities as a qualitative factor to validate the Company’s conclusion that the December 31, 2009 valuation remained a reliable estimate of its common stock value at June 30, 2010. Only if the Company had identified a fundamental shift in prices that indicated a significant upward or downward trend in the bond trading prices from April 7, 2010 (the filing date of the Company’s 2009 Annual Report on Form 10-K, when the first post-363 Sale U.S. GAAP financial information became available) to June 30, 2010 would the Company have concluded that the trading price data suggested a detailed common stock price valuation, similar to the December 31, 2009 analysis, might be necessary.

For purposes of this analysis, the Company assessed MLC bond trading prices between April 7, 2010 and June 30, 2010. The Company utilized the MLC bond trading prices starting April 7, 2010 rather than December 31, 2009 to allow for market response to the filing of the Company’s 2009 Annual Report, including the audited consolidated financial statements therein, as the Company believes MLC bond prices prior to April 7, 2010 were more speculative in nature and less reliable given the lack of publicly available U.S. GAAP financial information for the Company.

The Company observed that MLC bonds traded at $36.46 and $30.48 on April 7, 2010 and June 30, 2010, respectively, which indicated an implied stock price of $109.64 and $97.13, respectively. The Company also noted that during this period, bond prices ranged from $30.25 (reached on May 25, 2010) to $38.06 (April 26, 2010) and had an average price of $33.88 during the period. In the Company’s view, the trading prices during this period did not suggest any significant market movement or trend on the perceived common stock value.

The Company’s concerns with respect to using the implied common stock price derived from the trading prices of MLC’s debt securities have in fact been validated by information recently received. On October 5, 2010, the Company’s Board of Directors was presented with information prepared by the underwriters as to a preliminary indication of the range of public offering price of the common stock, based on factors including the Company’s prospects and the history and prospects of the industry in which the Company competes, an assessment of the Company’s management, the Company’s prospects for future earnings, the general condition of the securities markets at the time of the offering, the recent market prices of, and demand for, publicly traded common stock of generally comparable companies and other similar factors they deem relevant at the time. The implied stock price derived from the trading prices of MLC’s debt securities substantially exceeds even the high end of such range.

Securities and Exchange Commission

It should be noted that the underwriters have advised the Company’s Board of Directors that, for the purposes of pricing the common stock and the Series B preferred stock in this offering, the most comparable public company is Ford Motor Company (“Ford”). In fact, many of the metrics utilized in determining a preliminary indication of the pricing range are based upon Ford’s market valuation. The Company respectfully advises the Staff that the trading price of Ford’s common stock closed at $10.00 on December 31, 2009 and at $10.08 on June 30, 2010, further validating the Company’s conclusion that the Company’s common stock value did not shift significantly between December 31, 2009 and June 30, 2010 (it should be noted, however, that the common stock price of Ford has subsequently appreciated and closed at $13.66 on October 8, 2010).

The Company respectfully advises the Staff that the Company has not granted any stock-based compensation awards for which a final measurement of compensation cost was determined at the grant date. Rather, all of the Company’s stock-based compensation awards are accounted for as liabilities and are remeasured based upon changes in the fair value of the Company’s common stock. In addition to stock-based compensation liabilities, the Company also has a stock-based liability related to its contingent obligation to issue additional shares to MLC. The Company expects to record an expense during the three months ended September 30, 2010 to reflect an increase in the estimated fair value of the Company’s common stock value based upon the public offering pricing range provided by the underwriters. While the determination of that expense is not final, the Company currently expects the expense related to remeasurement of the June 30, 2010 stock-based compensation liabilities and the June 30, 2010 MLC contingent share issuance liability will be under $120 million.

31.	With respect to your response to prior comment 80, we believe the qualitative factors supporting interim disclosures regarding your stock incentive plans outweigh the quantitative analysis you provided regarding materiality. Accordingly, please add a separate footnote to your interim financial statements in a format similar to Note 29 of your audited financial statements.

In response to the Staff’s comment, the Company has added this disclosure as Note 26 to the unaudited condensed consolidated interim financial statements in Amendment No. 2.

Other

32.	Update the financial statements, as necessary, to comply with Article 3-12 of Regulation S-X, at the effective date of the registration statement.

The Company notes the Staff’s comment and will update its financial statements, as necessary, to comply with Article 3-12 of Regulation S-X prior to the effective date of the Registration Statement.

33.	Please provide a currently dated signed consent from the independent public accountant in the amendment.

Securities and Exchange Commission

The Company notes the Staff’s comment and has filed currently dated consents of Deloitte & Touche LLP as Exhibits 23.1 and 23.2 to Amendment No. 2.

* * * * *

A letter from Nick Cyprus, Vice President, Controller and Chief Accounting Officer of the Company, containing the following representations is sent as an EDGAR correspondence under a separate cover:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments, or changes to the Company’s disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your assistance in its compliance with applicable disclosure requirements and in enhancing the overall disclosures in its filings. Should you have any questions or comments regarding the responses in this letter or Amendment No. 2, please feel free to contact me at (740) 633-9500. Thank you for your assistance.

Very truly yours,

/s/ William L. Tolbert, Jr.

William L. Tolbert, Jr.

Enclosures

cc (w/o encl.):

Nick S. Cyprus

Vice President, Controller and Chief Accounting Officer

General Motors Company

Robert C. Shrosbree, Esq.

General Motors Company

Joseph P. Gromacki, Esq.

Brian R. Boch, Esq.

Jenner & Block LLP

Securities and Exchange Commission

Richard A. Drucker, Esq.

Sarah E. Beshar, Esq.

Davis Polk & Wardwell LLP

October 14, 2010

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3561

Attention:	Max A. Webb Justin T. Dobbie J. Nolan McWilliams Juan Migone David R. Humphrey

Re:	General Motors Company Amendment No. 1 to the Registration Statement on Form S-1 Filed September 23, 2010 File No. 333-168919

Ladies and Gentlemen:

Reference is hereby made to that letter of even date herewith submitted by William L. Tolbert, Jr. of Jenner & Block LLP to you in response to the comment letter dated October 1, 2010 that General Motors Company (the “Company”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings.

In connection with the responses to your comments contained within Mr. Tolbert’s letter, we hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments, or changes to our disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filings.

Very truly yours,

/s/ Nick S. Cyprus
Nick S. Cyprus
Vice President, Controller and Chief Accounting Officer